SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Community West Bancshares

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

204157-10-1

(CUSIP Number)

Arthur A. Coren, Esq.

Duane Morris LLP

865 South Figueroa Street, Suite 3100

Los Angeles, California  90017

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204157-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William R. Peeples

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,000*

	8.	Shared Voting Power 800,298

	9.	Sole Dispositive Power 11,000*

	10.	Shared Dispositive Power 800,298

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 811,298

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.6%**

14.	Type of Reporting Person (See Instructions) IN

*  Pursuant to Rule 13d-3(d)(1)(i), represents 11,000 shares subject to options which are presently exercisable or which will become exercisable within 60 days after the date of this Schedule.

**  Based on a total of 8,472,463 shares outstanding as of March 30, 2020 per the Company.  Includes shares issuable upon exercise of options, as described in footnote “*” above.  Assumes such option shares shave been issued with respect to the Reporting Person only, and not with respect to any other holder.

CUSIP No. 204157-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ardyce M. Peeples

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 800,298

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 800,298

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 800,298

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ *

13.	Percent of Class Represented by Amount in Row (11) 9.4%**

14.	Type of Reporting Person (See Instructions) IN

*  Does not include 11,000 shares issuable upon exercise of options that are held in the name of the Reporting Person’s husband, William R. Peeples.

**  Based on a total of 8,472,463 shares outstanding as of March 30, 2020 per the Company.

Item 1.	Security and Issuer

This filing constitutes Amendment No. 2 (this “Amendment”) to the Schedule 13D of William R. Peeples (as amended, the “Schedule 13D”), originally filed January 13, 1998, which was amended as of October 8, 2012 pursuant to Amendment No. 1 (“Amendment No. 1”).  Pursuant to Amendment No. 1, the Schedule 13D was, among other things, amended to add Mr. Peeples’ wife, Ardyce M. Peeples as a 13D filing party with respect to the Schedule 13D.  The class of securities to which this statement relates is the Common Stock, no par value (the “Common Stock”), of Community West Bancshares, a California corporation (the “Issuer”), the principal executive offices of which are located at 445 Pine Avenue, Goleta, California  93117.

Item 2.	Identity and Background
(a) This statement is filed on behalf of William R. Peeples and Ardyce M. Peeples.
(b) 445 Pine Avenue, Goleta, California 93117.
(c) Mr. and Mrs. Peeples are private investors.
(d) None.
(e) None.
(f) United Stated of America.
Item 3.	Source and Amount of Funds or Other Consideration

Mr. and Mrs. Peeples acquired their shares of Common Stock using personal funds.  Effective October 8, 2012, Mr. and Mrs. Peeples consolidated their share ownership within their family trust (the “Trust”), such that they henceforth shared voting and dispositive power with respect to all shares of Common Stock held in the Trust.  Accordingly, Mrs. Peeples was added as a filing party to the Schedule 13D pursuant to Amendment No. 1.

Item 4.	Purpose of Transaction

Mr. and Mrs. Peeples have no plans or proposals which relate to or would result in any action described in this Item, other than (a) purchases and other acquisitions of securities from time to time for investment purposes, and (b) sales, gifts and other dispositions of securities from time to time in the ordinary course.

Item 5.	Interest in Securities of the Issuer

(a) and (b)  Mr. Peeples beneficially owns 811,298 shares of Common Stock, of which 800,298 shares are held by the Trust and 11,000 shares issuable upon stock options which are exercisable within the next 60 days (the “Option Shares”).  This represents 9.6% of the outstanding shares of Common Stock, which assumes the issuance of the Option Shares.

Mrs. Peeples beneficially owns 800,298 shares of Common Stock, all of which are held by the Trust.  This represents 9.4% of the outstanding Common Stock.

Mr. and Mrs. Peeples share voting and dispositive power with respect to the 800,298 shares held by the Trust.  Mr. Peeples has sole voting and dispositive power with respect to the Option Shares.

Pursuant to his stock options, Mr. Peeples has the right to acquire 5,000 shares of Common Stock at an exercise price of $10.10 per share; 3,000 shares of Common Stock at an exercise price of $11.50 per share; and another 3,000 shares of Common Stock at an exercise price of $6.71 per share.  Mr. and Mrs. Peeples formerly disclaimed beneficial ownership of shares held by the other.  However, after consolidation of their shares within the Trust, Mr. and Mrs. Peeples no longer disclaim beneficial ownership of the other’s shares, provided, however, that Mrs. Peeples disclaims beneficial ownership of the Option Shares, which shares are issuable upon exercise of stock options held in Mr. Peeples’ name individually.

(c)   Mr. and Mrs. Peeples have not effected any transactions in the Common Stock within the past sixty days, except that, on April 29, 2020, Mr. Peeples was granted stock options to purchase 3,000 shares of Common Stock at an exercise price of $6.71 per share.

(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 5, above, is incorporated by reference. Mr. Peeples’ stock options are governed by the terms of the Community West Bancshares 2014 Stock Option Plan, included as Exhibit 10.2 hereto. Other than as described therein, Mr. and Mrs. Peeples have no contracts, arrangements, understandings or relationships with respect to the Common Stock.

Item 7	Material To Be Filed as Exhibits

Exhibit 10.2          Community West Bancshares 2014 Stock Option Plan (filed as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-8 (File No. 333-201281) filed with the Securities and Exchange Commission on December 29, 2014, and incorporated herein by reference)

Exhibit 99.1          Joint Filing Agreement, dated February 28, 2013, between William R. Peeples and Ardyce M. Peeples (incorporated by reference to Exhibit 99 to Amendment No. 1 to Schedule 13D, filed with the Securities and Exchange Commission on February 28, 2013)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 26, 2020

/s/ William R. Peeples
William R. Peeples

/s/ Ardyce M. Peeples
Ardyce M. Peeples